SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. . . .)
Cost Plus, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
221485105
(CUSIP Number)
David A. Knight
Stephens Investments Holdings LLC
111 Center Street
Little Rock, AR 72201
(501) 377-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 2, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		1,815,144

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,815,144

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,815,144

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	221485105

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		1,815,144*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,815,144*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,815,144*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Represents shares beneficially owned by Stephens Investments Holdings LLC, of which Mr. Stephens is President.

CUSIP No.	221485105
ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, $.01 par value per share (the “Common Stock”), of Cost Plus, Inc., a California corporation (the “Company”), the principal executive offices of which are located at 200 Fourth Street, Oakland, California 94607.
ITEM 2. IDENTITY AND BACKGROUND
This Schedule 13D is being filed jointly by Stephens Investments Holdings LLC, an Arkansas limited liability company (“SIH”), and Warren A. Stephens, the President and owner of SIH (collectively, the “reporting persons”). All of the shares of Common Stock reported herein as beneficially owned by Mr. Stephens are owned directly by SIH.
Stephens Investments Holdings LLC is engaged in the business of making investments. Its executive officers are Warren A. Stephens, Curtis F. Bradbury, Jr., and Douglas H. Martin. The sole owner of SIH is Warren A. Stephens Revocable Trust UID 8/19/05, Warren A. Stephens, sole trustee. Mr. Stephens is principally employed as President and CEO of Stephens Inc., an Arkansas corporation, and President of SIH, thus Mr. Stephens may be deemed to control SIH. Mr. Bradbury is employed as Senior Executive Vice President and Chief Operating Officer of Stephens Inc. and Executive Vice President of SIH. Mr. Martin is employed as Executive Vice President of SIH and Senior Executive Vice President of Stephens Inc.
The business address of the reporting persons and each individual identified above is 111 Center Street, Little Rock, Arkansas 72201. Each such individual is a citizen of the United States. During the past five years none of the reporting persons or other persons or entities listed above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
SIH has purchased on the open market an aggregate of 1,815,144 shares of Common Stock at an aggregate purchase price of $3,246,254. The source of the funds used by SIH to purchase such shares is working capital of SIH.
ITEM 4. PURPOSE OF TRANSACTION.
The Common Stock was acquired by the reporting persons for investment purposes. The reporting persons regularly review, and evaluate strategies with respect to, their various investments, including the investment in the Company. In connection with such review, evaluation and other factors that they deem relevant, the reporting persons are considering various alternatives which may ultimately lead to one or more possible transactions with respect to their investment in the Company. In the course of such consideration, the reporting persons may discuss internally and with the Company, other shareholders,

CUSIP No.	221485105
industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors, their holdings in the Company. Possible transactions may include the acquisition of additional shares or selected divestitures of shares of Common Stock of the Company, a going private transaction in the form of the acquisition of outstanding shares of Common Stock not currently owned by the reporting persons, or another form of extraordinary transaction. In this regard, a representative of SIH discussed the above-mentioned consideration of the idea of a possible going private transaction with a member of management of the Company.
There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of the Common Stock or enter into any discussions with respect to such investment, whether any such discussions will lead to any transaction, the terms of any such transaction, or the timing or certainty of any such transaction. Additionally, if the reporting persons were to submit a proposal to the Board of Directors of the Company with respect to any of the actions described above, the reporting persons are not aware of how the Board of Directors would react or whether the Board of Directors would support or take any action with respect to any proposal. In reaching any conclusions regarding their investments, the reporting persons will take into consideration a variety of factors, including, but not limited to, the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the reporting persons and other investment considerations.
Except as noted above, the reporting persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Company or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The reporting persons reserve the right to change their intent at any time and to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a, b) SIH beneficially owns 1,815,144 shares of Common Stock, which represents approximately 8.2% of the outstanding Common Stock.1 SIH has the sole power to vote and to dispose of all such shares. Because Warren A. Stephens may be deemed to control SIH, Mr. Stephens may be deemed to beneficially own, and to have the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of all of the Common Stock beneficially owned by SIH. Douglas H. Martin, Executive Vice President of SIH, beneficially owns 8,000 shares of the Common Stock and has sole power to vote and to dispose of such shares. Mr. Martin disclaims beneficial ownership of any shares owned by the reporting persons and disclaims membership in a group with the reporting persons.
(c) The following table lists all transactions in the Common Stock effected during the past sixty days by SIH. All such transactions were effected in the open market.

[1]	All calculations of percentage ownership in this Schedule 13D are based on 22,087,113 shares of Common Stock reported by the Company as outstanding as of September 8, 2008, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended August 2, 2008, which was filed by the Company with the SEC on September 8, 2008.

CUSIP No.	221485105

Shares of Common Stock Purchased	Price Per Share	Date of Purchase
55,900	$1.5352	9/19/2008
22,510	1.5527	9/22/2008
772,924	1.6705	9/23/2008
26,253	1.65	9/24/2008
23,300	1.7571	9/25/2008
9,950	1.7618	9/26/2008
25,840	1.903	9/29/2008
65,000	1.8136	9/30/2008
574,647	2.0304	10/2/2008
41,109	1.7254	10/6/2008
36,800	1.738	10/7/2008
25,011	1.5995	10/8/2008
135,900	1.6469	10/9/2008
Except as disclosed in this Item 5(c), none of the persons identified in Item 2 above has effected any transactions in the Common Stock during the past sixty days.
(d, e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
1. Agreement to File Joint Schedule 13D
2. Power of Attorney of Warren A. Stephens

CUSIP No.	221485105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 10, 2008
Date

/s/ David A. Knight
David A. Knight, as Sr. Vice President of Stephens Investments Holdings LLC and as attorney in fact for Warren A. Stephens